Exhibit (a)(1)

FOR IMMEDIATE RELEASE

Depomed’s Board of Directors Rejects Horizon Pharma plc’s
Unsolicited Exchange Offer

Board Urges Shareholders Not to Exchange Shares as Offer Significantly Undervalues Depomed and Does Not Reflect the Value Depomed Would Contribute to Combined Company

Depomed Files 14D-9 with SEC and Sends Letter to Shareholders Providing Basis for Board’s Unanimous Decision

NEWARK, Calif., September 14, 2015 — Depomed, Inc. (NASDAQ: DEPO) (“Depomed” or the “Company”) today announced that its Board of Directors, after careful consideration and in consultation with its financial and legal advisors, has unanimously determined to recommend that shareholders reject Horizon Pharma plc’s (NASDAQ: HZNP) (“Horizon”) unsolicited exchange offer to acquire all of the outstanding shares of Depomed at an exchange ratio of 0.95 of an ordinary Horizon share for each share of Depomed (the “Offer”).

“Our Board of Directors unanimously concluded that Horizon’s unsolicited exchange offer significantly undervalues Depomed, is inadequate and is not in the best interests of Depomed and its shareholders,” said Jim Schoeneck, President and CEO of Depomed and Peter D. Staple, Depomed’s Chairman of the Board.  “We remain very confident in the growth prospects of NUCYNTA and our strong portfolio of products for pain and neurology related disorders.  We continue to believe that Horizon’s exchange offer is opportunistic and would transfer the future value of Depomed to Horizon at a price we believe does not represent the value of Depomed’s assets, business and prospects.”

In reaching its recommendation that shareholders reject Horizon’s exchange offer, the Depomed Board of Directors (“Depomed Board”) considered numerous factors in consultation with Depomed’s management and advisors.  These factors and the basis for the Board’s decision are described in detail in Depomed’s Schedule 14D-9, which has been filed with the Securities and Exchange Commission (“SEC”), and published on the Company’s website at www.depomed.com.

In addition, Depomed is sending the following letter to its shareholders, which highlights some of the many factors the Depomed Board considered in the review of the Offer:

September 14, 2015

YOUR DEPOMED BOARD RECOMMENDS THAT YOU REJECT
HORIZON PHARMA’S INADEQUATE OFFER

Dear Depomed Shareholder,

As you may know, on September 8, 2015, Horizon Pharma commenced an unsolicited exchange offer to acquire your shares of Depomed in exchange for Horizon shares. To facilitate its all-stock offer, Horizon has also initiated a premature solicitation campaign that aims to ultimately remove your entire Board and appoint in its place nominees hand-picked by Horizon.

After a thorough review of Horizon’s offer, your Board of Directors, in consultation with its financial and legal advisors, has unanimously determined that the offer significantly undervalues Depomed, is inadequate and is not in the best interests of Depomed and its shareholders.

Your Board Unanimously Recommends You NOT Tender Your Shares Into the Exchange Offer or Sign Any Proxy Cards Sent by Horizon.

Your Board’s Solicitation / Recommendation Statement on Schedule 14D-9 details the reasons that formed the basis of your Board’s recommendation regarding the exchange offer. We urge you to carefully review them, and the rest of the Schedule 14D-9.

WE STRONGLY BELIEVE THE HORIZON OFFER IS AN OPPORTUNISTIC EFFORT TO ACQUIRE YOUR DEPOMED SHARES AT AN INADEQUATE PRICE

The exchange offer recently commenced by Horizon is nothing but the latest step taken in a campaign by Horizon to buy your Depomed shares at the cheapest price possible.  During this campaign, Horizon has repeatedly demonstrated its willingness to put its interest as a buyer ahead of those of Depomed and its shareholders.  For example:

•                  We believe Horizon disingenuously mischaracterizes the value of its offer:  Based on the value of Horizon’s shares on the last trading day prior to the commencement of its exchange offer on September 8, its fixed exchange ratio offer had a value of $27.93.  However, Horizon is telling you that its offer has a value of $33.00 per share.  It is clear to us, and should be to you, that such actions tell you everything you need to know about Horizon’s objectives in this process, and the extent to which Horizon will go to put its own interests ahead of yours.

•                  In our view Horizon opportunistically timed its unsolicited takeover proposal:  In April, Depomed publicly announced that we would re-launch our recently acquired NUCYNTA® franchise in June 2015.  In fact, in June Depomed trained and deployed 275 sales specialists to sell NUCYNTA on behalf of the Company and resumed significant marketing and medical support for the brand.  We believe that Horizon timed its acquisition proposal to preempt our expected positive impact on NUCYNTA prescription demand and revenue.

In addition, since the public announcement of Horizon’s unsolicited proposal on July 7, 2015, among other things:

•                  Depomed announced record second quarter earnings results that exceeded analysts’ expectations, increased its cash and cash equivalents by $55 million over the first quarter of 2015, and raised its financial guidance for 2015.

•                  NUCYNTA ER prescriptions reached their highest level in almost three years for the week ended September 4, 2015.

•                  NUCYNTA ER prescription growth has accelerated, growing by 15.5% year-over-year on a four-week rolling basis for the period ended September 4, 2015 compared to 3.6% on the same basis immediately prior to Depomed’s re-launch of NUCYNTA ER in June 2015 (the week ended June 5, 2015).

•                  Analysts increased their projected annual revenue growth rate from the midpoint of 2015 guidance through 2018 for Depomed to 26% as of September 11, 2015, which is significantly higher than Horizon’s projected annual revenue growth rate of 17% from the midpoint of 2015 guidance through 2018 as of the same date.(1)

•                  We received confirmation that all of Depomed’s products will be covered by one or more of the major prescription benefit managers (“PBMs”) in the U.S. through 2016.

•                  We do not believe the Offer appropriately reflects Depomed’s contribution to the pro forma enterprise:  Based on research analysts’ current median estimates, Depomed’s revenue contributions in 2016, 2017, and 2018 would imply ownership of 32%, 33%, and 34%, respectively, of the combined company on a pro forma basis, not giving effect to any significant price increases that we believe Horizon would implement, consistent with its historical practice, across Depomed’s products.(2), (3), (4), (5), (6)

However, based on Horizon’s exchange offer, Depomed shareholders would own approximately 28.2% of the combined company, without taking into account the potential dilution resulting from the vesting of the additional 9,322,000 performance stock units granted by Horizon to its management in the second quarter of 2015.(7)

•                  We believe that Horizon is improperly using Depomed’s highly confidential information:  Depomed has filed a complaint against Horizon in the Superior Court of the State of California for the County of Santa Clara alleging Horizon’s acquisition proposal is predicated on Horizon’s improper use of our highly confidential and proprietary information related to the NUCYNTA franchise that Horizon acquired in connection with its failed attempt to acquire the products.  We believe Horizon’s access to this information provides Horizon with unique insight into the value of the NUCYNTA franchise, including the strength of the patents covering the products as well as the commercial prospects for the NUCYNTA franchise.  We believe that based on this information, Horizon quickly moved to attempt to acquire Depomed before we had the opportunity to (1) re-launch the franchise and (2) announce our record financial results for the second quarter of 2015, our first quarter distributing NUCYNTA and NUCYNTA ER.

WE BELIEVE DEPOMED WILL CONTINUE TO DELIVER TREMENDOUS VALUE TO SHAREHOLDERS

We strongly believe that Depomed has a bright and sustainable future as an independent company.  In fact, since January 1, 2012, Depomed’s share price has increased approximately 428%, as of September 11, 2015.  This compares to increases of 56% and 243%, respectively, in the S&P 500 and Nasdaq Biotechnology Index for the same period.  We believe our stock price performance is the result of the successful execution of our strategy.

The following are only some of the other important milestones your Board and management team have achieved in their continuous effort to deliver value to you, our shareholders:

•                  We believe our financial performance is strong:

•                  At the midpoint of Depomed’s updated 2015 guidance, Depomed’s product sales will achieve a compounded annual growth rate of 129% since 2012.

•                  We reported $94.3 million net product sales in the second quarter of 2015, which is an all-time high, an increase of 234% compared to the second quarter of 2014 and 198% compared to the first quarter of 2015.

•                  Cash and marketable securities increased by $55 million in the second quarter of 2015 from the prior quarter.

•                  We strongly believe we have successfully executed our acquisition and commercialization strategy:  Most recently, in April 2015, we acquired the U.S. rights to the NUCYNTA franchise, which we believe has the potential to exceed $1 billion in annual net sales.(8)  Net sales of NUCYNTA for the second quarter of 2015, our first quarter selling the products, were $56.7 million.  NUCYNTA and NUCYNTA ER are the only products approved by the Food and Drug Administration (the “FDA”) that contain tapentadol, the only new chemical entity approved in the Schedule II opioid drug class in the last 30 years.  As another example, since launching our proprietary Gralise® product in the fourth quarter of 2011, we have grown quarterly net sales of Gralise to $20.9 million, an increase of approximately 38% compared to the second quarter of 2014.  Gralise is the only FDA-approved once-daily formulation of gabapentin.

•                  We financed our commercial expansion and acquisitions with minimal equity dilution to our shareholders:  We last sold shares of Common Stock in a $20.9 million equity financing completed in April 2007.  Since then, we have earned more than $500 million in payments in connection with our license and development transactions and intellectual property litigation, including $240.5 million from the sale of our interests in royalty and milestone payments under our license agreements in the Type 2 diabetes therapeutic area to PDL BioPharma, Inc.

•                  We expect to execute further accretive transactions:  We continue to actively pursue additional acquisitions, targeting products with lengthy exclusivity and future peak sales.

•                  The NUCYNTA franchise is, in our view, a transformational value driver for Depomed that will significantly increase Depomed’s EBITDA and cash flow in 2015 and beyond:  The NUCYNTA franchise, our flagship products in the multi-billion dollar pain market, was officially re-launched by Depomed in mid-June 2015.  Depomed’s commercialization strategy for the NUCYNTA franchise is focused on (i) significantly increased promotion and marketing efforts, (ii) revamped product positioning and messaging, (iii) optimized pricing and access, and (iv) educating physicians on proper dosing and titration of the products.

•                  We believe Depomed’s success defending and enforcing its intellectual property and product exclusivity rights is among the best in our industry and positions us to continue to deliver long-term value to shareholders: We expect lengthy periods of market exclusivity for our products.(9)  For example, the active pharmaceutical ingredient in NUCYNTA and NUCYNTA ER is tapentadol, a new chemical entity.  The latest to expire of the Orange Book listed patents covering the products expire in June 2025 and September 2028 for NUCYNTA and NUCYNTA ER, respectively.  We expect to receive an additional six-month pediatric extension of patent exclusivity for both NUCYNTA and NUCYNTA ER.

IN OUR VIEW THE URGENCY OF HORIZON’S ACTIONS IS DRIVEN BY CONCERNS WITH THE SUSTAINABILITY OF ITS BUSINESS MODEL

We believe that Horizon’s urgency in launching its exchange offer evidences Horizon’s concerns with the sustainability of its own risky business model and uncertain long-term growth prospects, which in turn contrasts significantly with what we believe to be a significantly more durable, sustainable business that Depomed has and is continuing to build.

•                  We believe the frequency and magnitude of Horizon’s price increases are unsustainable:  Horizon has implemented dramatically high price increases across most of its product portfolio, including increases of over 1,500% for Rayos® and nearly 1,200% for Vimovo® since those products were acquired or launched in 2012 and 2013, respectively.  We do not believe these pricing strategies are conducive to building a stable and sustainable company that will create and deliver long-term value for its shareholders.

•                  Many of Horizon’s drugs have recently been removed from the largest PBMs:  Due to Horizon’s dramatic price increases and what, in our view, is a lack of meaningful product differentiation, many of Horizon’s drugs have recently been removed from the largest PBM drug formularies and remain on the exclusion lists of the two largest PBMs through 2016. We believe that as Horizon continues to increase the prices of its products well beyond the prices of competitive products, the trend of Horizon products being excluded from drug formularies may accelerate, posing further risks to Horizon’s business and long-term prospects.

•                  In our view Horizon’s Prescriptions Made Easy (“PME”) drug discount program has caused significant deterioration to Horizon’s realized net sales as a percentage of gross sales (“gross to net”):  Horizon’s drug formulary exclusions have resulted in millions of patients not having access to Horizon products through their health insurance plans.  Through Horizon’s PME drug discount program, Horizon covers up to 100% of the cost of its products that are not covered by such plans.  Although Horizon believes that the continued expansion of its PME program will allow it to mitigate the impact of the drug formulary exclusions, we believe that Horizon’s reliance on PME discounts to generate growth in prescription volumes has caused significant deterioration in Horizon’s gross to net for many of its products.  For example, the net sales as a percent of gross sales for each of Rayos and Pennsaid® 2% dropped from 60% to 45% and 36% to 27%, respectively, from the first quarter of 2015 to the second quarter of 2015.

•                  We believe Horizon faces significant risks with respect to its intellectual property: We believe that Horizon faces significant intellectual property risks with respect to its portfolio, including multiple Abbreviated New Drug Application (“ANDA”) lawsuits and IPRs.  By way of example, Horizon has filed a Notice of Opposition against a third party’s European Patent (EP 2611457) covering compositions and methods for treating Friedrich’s Ataxia with interferon gamma (e.g., Actimmune®).  We note there is a corresponding US Patent application filed by such third party pending (US 20130156734 A1, titled “Compositions and Methods for Treating Friedreich’s Ataxia with Interferon Gamma”).

•                  We believe Horizon’s business model leads to significant volatility in the price of Horizon stock:  In our view the risks of Horizon’s business model create significant volatility in the price of Horizon stock.  By way of example, during the three-month period ended September 11, 2015, Horizon’s closing stock price has ranged between $27.37 and $38.45.

Based on the factors noted above, the Depomed Board believes Horizon has an urgent need to mitigate the significant business risks noted above.

***

In contrast to Horizon’s business issues, we strongly believe in Depomed’s continued strong performance and its ability to create shareholder value in the near- and long-term.

We urge you to NOT Tender into the Horizon Exchange Offer or Sign any white or blue proxy card from Horizon. Please sign and return Depomed’s GREEN AND GOLD proxy revocation cards when you receive them.

Your Board of Directors and management team will continue to act in the best interests of Depomed and its shareholders. If you have questions please contact Depomed’s information agent and proxy solicitor, Innisfree M&A Incorporated, toll-free at (877) 800-5186.

Thank you for your continued support.

Sincerely,
/s/ James A. Schoeneck	/s/ Peter D. Staple
James A. Schoeneck	Peter D. Staple
Chief Executive Officer	Chairman

Morgan Stanley & Co. LLC and Leerink Partners LLC are serving as financial advisors to Depomed and Baker Botts L.L.P. and Gibson, Dunn & Crutcher LLP are serving as legal counsel.

About Depomed

Depomed is a specialty pharmaceutical company that commercializes products for pain and neurology related disorders. Our NUCYNTA® franchise includes NUCYNTA® ER (tapentadol) extended release tablets indicated for the management of pain, including neuropathic pain associated with diabetic peripheral neuropathy (DPN), severe enough to require daily, around-the-clock, long-term opioid treatment, and NUCYNTA® (tapentadol), an immediate release version of tapentadol, for management of moderate to severe acute pain in adults. Gralise® (gabapentin) is a once-daily treatment approved for the management of postherpetic neuralgia. CAMBIA® (diclofenac potassium for oral solution) is a non-steroidal anti-inflammatory drug indicated for acute treatment of migraine attacks with or without aura in adults (18 years of age or older). Zipsor® (diclofenac potassium) Liquid Filled Capsules is a non-steroidal anti-inflammatory drug indicated for relief of mild to moderate acute pain in adults. Lazanda® (fentanyl) Nasal Spray is an intranasal fentanyl drug used to manage breakthrough pain in adults (18 years of age or older) who are already routinely taking other opioid pain medicines around-the-clock for cancer pain. Gralise, Nucynta ER and various partner product candidates are formulated with Depomed’s proven, proprietary Acuform® drug delivery technology. Additional information about Depomed may be found at www.depomed.com.

Forward-Looking Statements

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties including, but not limited to, those related to Depomed’s prospects as a standalone business, Depomed’s business strategy, expectations regarding Depomed’s future financial results and the ability to create shareholder value, expectations regarding anticipated growth and the future contributions and potential of NUCYNTA, and other risks detailed in the company’s Securities and Exchange Commission (“SEC”) filings, including the company’s Annual Report on Form 10-K for the year ended December 31, 2014 and its most recent Quarterly Report on Form 10-Q. The inclusion of forward-looking statements should not be regarded as a representation that any of the company’s plans, objectives or expectations will be achieved. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  Depomed has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the “SEC”) with respect to Horizon Pharma plc’s unsolicited exchange offer.  In addition, Depomed filed a preliminary revocation statement with the SEC on September 14, 2015 (the “Preliminary Revocation Statement”), and intends to file a definitive revocation statement in connection with the solicitations by Horizon Pharma plc seeking to call two special meetings of Depomed shareholders (the “Horizon Special Meeting Solicitations”).  Depomed will furnish any definitive revocation statement to its shareholders, together with GREEN and GOLD revocation cards when they become available.  INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THESE AND OTHER DOCUMENTS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS) FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents, including any solicitation statement (and amendments or supplements thereto) and other documents filed by Depomed with the SEC, will be available for no charge at the SEC’s website at http://www.sec.gov and at the investor relations section of Depomed’s website at http://www.depomed.com.  Copies may also be obtained by contacting Depomed’s Investor Relations by mail at 7999 Gateway Blvd., Suite 300, Newark, CA 94560 or by telephone at 510-744-8000.

Certain Information Regarding Participants

Depomed, its directors and certain of its executive officers may be deemed to be participants in the solicitation of revocations in connection with the Horizon Special Meeting Solicitations.  Information regarding the names of Depomed’s directors and executive officers and their respective interests in Depomed by security holdings or otherwise is set forth in Depomed’s Preliminary Revocation Statement.

Investor Contact:

Depomed, Inc.

August J. Moretti

Chief Financial Officer

510-744-8000

amoretti@depomed.com

or

Christopher Keenan

VP, Investor Relations and Corporate Communication

510-744-8000

ckeenan@depomed.com

Innisfree M&A Incorporated

Larry Miller / Jonathan Salzberger / Scott Winter

212-750-5833

Media Contact:

Joele Frank, Wilkinson Brimmer Katcher

Eric Brielmann

415-869-3950

Andy Brimmer and Averell Withers

212-355-4449

(1)  Based on published median metrics from selected analysts since each company revised its guidance (7/20/2015 for Horizon and 7/29/15 for Depomed): Depomed 2018 estimated revenue of $668 million; Horizon 2018 estimated revenue of $1,070 million. The midpoint of 2015 revenue guidance for each of Depomed and Horizon is $330 million (product sales only) and $670 million respectively, as of September 11, 2015.

(2)  Equity ownership based on exchange ratio of 0.95 of an ordinary share of Horizon per Depomed share and Horizon current price per share of $28.99 as of September 11, 2015.

(3)  Based on published median metrics from selected analysts since each company revised its guidance (7/20/15 for Horizon and 7/29/15 for Depomed): Depomed 2016-2018 estimated annual revenue of $498 million, $589 million, and $668 million; Horizon 2016-2018 estimated annual revenue of $860 million, $963 million, and $1,070 million; Depomed and Horizon net debt of $797 million and $618 million (reflects the fact that Horizon used $72 million of cash from its balance sheet to acquire Depomed shares that are valued at $62 million based on the offer), respectively, assuming net share settlement of convertible debt.

(4)  Ownership percentage based on fully diluted shares outstanding using the Treasury Stock Method for options and net share settlement method for Depomed and Horizon’s outstanding convertible debt.

(5)  Ownership percentage for Depomed shareholders other than Horizon; assumes Depomed shares currently held by Horizon are retired.

(6)  Includes make-whole on Depomed’s outstanding convertible debt.

(7)  See endnotes 2, 3, 5 and 6.

(8)  There can be no assurance that the anticipated results will be achieved.

(9)  Exclusivity with respect to our specific drugs does not necessarily assure sustained or increased revenue growth given the risk associated with competition from generic and non-generic products with similar treatment profiles.